EXHIBIT 99.1

ASM International N.V.

ASM International announces Enterprise Court Ruling

ALMERE, the Netherlands, May 13, 2009 –ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM), announced today that the Enterprise Court today issued a ruling that Stichting Continuïteit ASM International may not vote in respect of agenda item 11a of tomorrow’s AGM.

The Enterprise Court expects that the parties will continue discussions in particular on the position of the CEO and report to the Court no later than 5 June 2009. If no agreement will be reached in those discussions a further hearing will be held ultimately on 3 July 2009 for the purpose of dealing with the requests made by Hermes and Fursa.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

For further information, please contact:

Investor contacts:

Erik Kamerbeek

Phone: + 31 88 100 8500

GSM: +31 653 492 120

Erik.kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

Media contact:

Charles Huijskens

+31 20 6855 955

Mobile: +31 653 105072

charles@huijskens-istha.nl

Ian Bickerton

+31 20 6855 955

Mobile: +31 625 018 512

Ian@huijskens-istha.nl